June 21, 2010

Daniel Morris
Special Counsel
United States Securities and Exchange Commission
One Station Street
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Vishay Precision Group, Inc. Registration Statement on Form 10 (File No. 001-34679)

Dear Mr. Morris:

     In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), Vishay Precision Group, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-34679) be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 p.m., New York City time, on June 22, 2010, or as soon thereafter as practicable.

     The Company hereby acknowledges that:
  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Daniel Morris

June 21, 2010
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform me, William Clancy, at (484) 321-5306, with written confirmation sent to the address listed on the cover of the Registration Statement.

Sincerely,

Vishay Precision Group, Inc.

By:	/s/ William Clancy
Name:	William Clancy
Title:	Executive Vice President, Chief Financial
Officer and Secretary